UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 December 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: CRH Announces Non-Executive Board Appointments

Press Release
CRH Announces Non-Executive Board Appointments

CRH plc is pleased to announce the appointment to the Board of Mr. Richard Fearon and Mr. Lamar McKay as non-executive Directors, with effect from 3 December 2020.

Richard Fearon (64), a US citizen, is currently the Vice Chairman and Chief Financial and Planning Officer of Eaton Corporation plc, a global power management company, roles he has held since 2009 and 2002, respectively. Mr. Fearon has responsibility and oversight for a number of key operational and strategic functions at Eaton, including accounting, control, corporate development, information systems, internal audit, investor relations, strategic planning, tax and treasury functions. He will retire as an executive and from the Board of Eaton at the end of March 2021. Prior to joining Eaton, Mr. Fearon served in development and strategic planning management positions at several large diversified companies, including as Senior Vice President of Corporate Development at Transamerica Corporation, General Manager of Corporate Development for Singapore-based NatSteel Ltd and Director of Strategic Planning at The Walt Disney Company. He has also served as a management consultant at the Boston Consulting Group, Booz Allen Hamilton and Willow Place Partners.

Mr. Fearon serves on the Boards of Avient Corporation, where he is the Lead Director, and Crown Holdings. He holds a Bachelor of Arts in Economics from Stanford University, a Master's of Business Administration from Harvard Business School and a Juris Doctorate from Harvard Law School.

Lamar McKay (61), a US citizen, was until July 2020 Chief Transition Officer of BP plc. During a 40 year career in Amoco and subsequently with BP, following the merger of the two companies, Mr. McKay held a variety of senior executive roles, including responsibility for BP's interests in the TNK-BP joint venture, Chairman and CEO of BP Americas (during which period he acted as President of the Gulf Coast Restoration Organization and Chief Executive Officer for BP's world-wide Upstream Division). From April 2016 to February 2020 he was Deputy Group Chief Executive Officer of BP, a role in which he had a wide range of accountabilities, including safety, operational risk, legal affairs, technology, economic insight, long range planning and strategy with the latter responsibilities particularly influencing capital allocation planning and BP's sustainability initiatives.

Mr. McKay holds a Bachelor of Science from Mississippi State University.

Commenting on the appointments, Richie Boucher, CRH Chairman, said: "We are delighted that Rick and Lamar have joined the Board. They bring deep financial and operational expertise from their senior executive roles in capital intensive, global industrial businesses. Their intimate knowledge of the markets in which CRH operates, including North America, together with experience in risk management and sustainable business practices, will be a valuable resource for our Board as we continue to execute on our strategy and to drive shareholder value."

****

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Tom Holmes	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.79,000 people at c.3,100 operating locations in 30 countries. It is the largest building materials business in North America, a leading heavyside materials business in Europe and has positions in both Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 Index, the EURO STOXX 50 Index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 December 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary